Exhibit 99.16

AVALON RARE METALS INC.
(the “Issuer”)

REPORT OF VOTING RESULTS

For Each Matter Submitted to a Vote at the Annual General Meeting of Shareholders of Common
Shares of the Issues held on January 14, 2010

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon	Outcome of Vote	Percentage of Votes Case

Elect the following nominees as directors of the Issuer for the ensuing year:

Donald S. Bubar	Elected	In Favour:	99.31%
		Withheld	0.69%

Alan Ferry	Elected	In Favour:	99.34%
		Withheld	0.66%

Phil Fontaine	Elected	In Favour:	98.38%
		Withheld	1.62%

Brian D. MacEachen	Elected	In Favour:	99.35%
		Withheld	0.65%

Peter McCarter	Elected	In Favour:	99.38%
		Withheld	0.62%

Hari Panday	Elected	In Favour:	98.33%
		Withheld	1.67%

Appoint Sievert & Sawrantschuk LLP, Chartered Accountants as Auditor of the Issuer	Carried	In Favour:	99.71%
		Withheld:	0.29%

AVALON RARE METALS INC.

By:	“Charlotte May”
Corporate Secretary